SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 24, 2003

Prana Biotechnology Limited (Name of Registrant)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X| Form 40-F |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): |_|

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_| No |X|

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

PRANA BIOTECHNOLOGY LIMITED

6-K Items

1. ASX Announcement ASIC Class Order

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PRANA BIOTECHNOLOGY LIMITED (Registrant)

By	/s/ Geoffrey Kempler Geoffrey Kempler, Executive Chairman

Date: September 24, 2003

17 September 2003

ASX ANNOUNCEMENT ASIC CLASS ORDER [02/1180]

[ASX Code: PBT]

On 17 September 2003 Prana Biotechnology Limited (“the Company”) issued 7.15 million ordinary shares (fully paid) (ASX Code: PBT) (“the Additional Securities”). The Additional Securities are in classes that were quoted ED securities at all times in the 12 months before the date of issue.

The Company has applied to the Australian Stock Exchange Limited (“the ASX”) for quotation of the Additional Securities.

The Company gives notice pursuant to ASIC Class Order 02/1180 that there is no information to be disclosed which would be required to be disclosed under subsection 713(5) of the Corporations Act if a prospectus were to be issued in reliance on section 713 in relation to an offer of the securities (i.e. there is information that has been excluded from announcements to the ASX under the Listing Rules).

For and on behalf of Prana Biotechnology Ltd
Richard Revelins Company Secretary

Suite 2, 1233 High Street Armadale Victoria Australia 3143
Telephone: Facsimile:	61 3 9824 8166 61 3 9824 8161